EXHIBIT 99.4
AGRIUM INC.
ITEM 18 RECONCILIATION WITH UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006
AND 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
To the Board of Directors of Agrium Inc.
On February 27, 2008, we reported on the consolidated balance sheets of Agrium Inc. (“the Corporation”) as at December 31, 2007 and 2006 and the consolidated statements of operations and retained earnings, cash flows, and comprehensive income and shareholders’ equity for each of the years in the three-year period ended December 31, 2007, which are included in the Annual Report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Item 18 Reconciliation with United States Generally Accepted Accounting Principles for the years ended December 31, 2007, 2006 and 2005” included in the Form 40-F. This supplemental note is the responsibility of the Corporation’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.
In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
/s/  KPMG LLP
Chartered Accountants
Calgary, Canada
February 27, 2008

AGRIUM INC.
Item 18 Reconciliation with United States Generally Accepted Accounting Principles
For the Years Ended December 31, 2007, 2006 and 2005
(millions of U.S. dollars, except per share amounts)
Agrium Inc. (the Corporation or Agrium) follows generally accepted accounting principles in Canada (Canadian GAAP), which differ in certain material respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (U.S. GAAP). The following information should be read in conjunction with the Corporation’s 2007 audited consolidated financial statements prepared in accordance with Canadian GAAP.

	For the year ended
Reconciliation of net earnings under Canadian GAAP to U.S. GAAP	December 31,

	2007	2006	2005

Net earnings, Canadian GAAP	441	33	283

Adjustments, net of tax

Stock-based compensation (a)	(3)	–	–

Stripping costs (b)	(4)	–	–

Derivative instruments and hedging activities (c)	–	6	(9)

Other	(8)	3	(4)

Net earnings, U.S. GAAP	426	42	270

Earnings per common share, U.S. GAAP

Basic	3.17	0.32	2.04

Diluted	3.14	0.32	2.03

	For the year ended
Reconciliation of comprehensive income under Canadian GAAP to U.S. GAAP	December 31,

	2007	2006	2005

Net earnings, U.S. GAAP	426	42	270

Adjustments

Change in unrealized gains (losses) on derivative instruments, net of tax (c)	10	(24)	27

Change in realized gains on derivative instruments, net of tax (c)	9	–	1

Change in foreign currency translation adjustment (d)	49	(1)	9

Change in funded status of the defined benefit plans, net of tax (e)	17	–	–

Change in minimum pension liability adjustment, net of tax (e)	–	–	(3)

Comprehensive income, U.S. GAAP	511	17	304

Cumulative effect of adjustments from Canadian GAAP to U. S. GAAP on shareholders’ equity	As at December 31,

	2007	2006

Shareholders’ equity, Canadian GAAP	3,092	1,233

Adjustments, net of tax

Stock-based compensation (a)	(3)	–

Stripping costs (b)	(4)	–

Funded status of defined benefit plans (e)	(33)	(50)

Cumulative translation adjustment — employee future benefits	(6)	–

Other	(17)	(9)

Net unrealized gains on derivative instruments (c)	–	6

Shareholders’ equity, U.S. GAAP	3,029	1,180

AGRIUM INC.
Item 18 Reconciliation with United States Generally Accepted Accounting Principles
For the Years Ended December 31, 2007, 2006 and 2005
(millions of U.S. dollars, except per share amounts)
Description of significant differences:
a)	U.S. GAAP requires measurement at fair value of stock-based compensation plans classified as liabilities. Such liabilities under Canadian GAAP are measured at intrinsic value. The Corporation estimates the fair value of liabilities for employee stock-based compensation plan awards using a trinomial option pricing model for awards with a service condition, and a Monte Carlo simulation model for awards with service and market conditions.

b)	U.S. GAAP requires stripping costs to be recognized in cost of sales in the same period as related revenue. Under Canadian GAAP, the Corporation capitalizes and amortizes stripping costs.

c)	The Corporation accounts for its derivative instruments as described in note 2 to the 2007 annual consolidated financial statements, which explains the recognition and measurement of financial instruments and hedging relationships. As described in the notes, on January 1, 2007, differences between Canadian and U.S. GAAP were eliminated on adoption of new Canadian standards.

d)	The Corporation adopted new Canadian standards dealing with financial instruments, hedging activities and comprehensive income on January 1, 2007. Prior to adoption of the new standards, under Canadian GAAP, gains and losses on translation of self-sustaining foreign operations were included in a separate component of shareholders’ equity referred to as cumulative translation adjustment. Under U.S. GAAP, the cumulative translation adjustment was included in AOCI. Adoption of the new standards eliminated this difference.

e)	Effective December 31, 2006, the Corporation adopted recognition provisions of Financial Accounting Standards Board (“FASB”) Statement No. 158. FAS 158 requires that the funded status of pension and other post-retirement defined benefit plans be recognized on the consolidated balance sheets, with changes in that funded status recorded as a component of other comprehensive income (“OCI”) in the period they occur. Canadian GAAP does not require similar treatment.

f)	Joint ventures — Under U.S. GAAP, interests in a joint venture where the venturer does not own more than 50% of the common shares and has significant influence over the activities of the joint venture are to be accounted for using the equity method. Under Canadian GAAP, such joint ventures would be proportionately consolidated. As permitted by specific exemptions provided by the SEC, adjustments to reflect the application of equity accounting have not been made. Application of the equity method would not result in differences to shareholders’ equity or net earnings.

g)	Reclassifications of certain items recorded under Canadian GAAP would be required under U.S. GAAP. The presentation differences, outlined below, do not affect U.S. GAAP net earnings.
i.	Other expenses — During the year, the Corporation included within other expenses, stock-based compensation expense of $118-million (2006 — $30-million) and a pension curtailment gain of $10-million (2006 — nil). The table below reflects the allocation of those expenses under U.S. GAAP.

	For the year ended
	December 31,

	2007	2006

Stock-based compensation expense
Cost of product	8	1
Selling	4	1
General and administrative	106	28

Total stock-based compensation expense	118	30

Curtailment gain
Cost of product	9	-
Selling	1	-

Total curtailment gain	10	-

ii.	Deferred financing charges — The Corporation recorded $20-million (2006 — nil) in deferred charges relating to financing costs as a reduction to long-term debt under Canadian GAAP. Under U.S. GAAP, such charges are presented as long-term assets.

AGRIUM INC.
Item 18 Reconciliation with United States Generally Accepted Accounting Principles
For the Years Ended December 31, 2007, 2006 and 2005
(millions of U.S. dollars, except per share amounts)
1.     ACCOUNTING PRONOUNCEMENTS
Pronouncements adopted in the last three years
Accounting for Uncertainty in Income Taxes
The Corporation adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on January 1, 2007. The implementation of the provisions of FIN 48 did not have a material impact on the consolidated financial statements.
At December 31, 2007, the Corporation had approximately $77-million of unrecognized tax benefits that, if recognized, would favourably affect the Corporation’s effective tax rate in future periods. No material changes to the balance of unrecognized tax benefits are anticipated during the next twelve months. The Corporation’s practice is to recognize interest and penalties related to income tax uncertainties in income tax expense. Included in the above amount of unrecognized tax benefits at December 31, 2007 is interest of $32-million ($23-million at January 1, 2007). Under FIN 48, unrecognized tax benefits would be classified as long-term liabilities as opposed to future income tax liabilities.
A reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the period is as follows:

Balance at January 1, 2007	69

Additions based on tax positions related to the current year	5

Additions for tax positions of prior years	13

Reductions for tax positions of prior years	-

Settlements	-

Lapse of statute of limitations	(10)

Balance at December 31, 2007	77

The Corporation and its subsidiaries are subject to federal, regional and local taxation in Canada, U.S., Argentina and in other jurisdictions in which the Corporation operates. The Corporation has substantially concluded Canadian income tax matters to taxation year 1999, U.S. income tax matters to taxation year 2003 and Argentine income tax matters to taxation year 2000.
Inventory Costs
FASB Statement No. 151 “Inventory Costs”, (“FAS 151”) clarified that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges, and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Adoption of this standard in 2006 did not have a material impact on the Corporation’s consolidated financial statements.
Accounting for Certain Hybrid Financial Instruments
FAS 155 “Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Statements No. 133 and 140” was effective for the Corporation on January 1, 2007. FAS 155 permits fair value remeasurement of any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation. Adoption of this standard did not have a material impact on the consolidated financial statements.
Stripping Costs Incurred in the Production Phase of a Mining Operation
Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry”, required that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory produced during the period that the stripping costs are incurred. The adoption of this standard did not have a material impact on the Corporation’s consolidated financial statements.

AGRIUM INC.
Item 18 Reconciliation with United States Generally Accepted Accounting Principles
For the Years Ended December 31, 2007, 2006 and 2005
(millions of U.S. dollars, except per share amounts)
Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans
FAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans” requires entities to recognize the funded status of defined benefit pension and other post-retirement plans in the statement of financial position and eliminates the requirement to recognize an additional minimum pension liability. FAS 158 also requires entities to use their fiscal year-end date as the measurement date for the benefit plans, and calls for additional disclosures. The Corporation adopted the recognition provisions of FAS 158 effective December 31, 2006. The Corporation currently uses a September 30 measurement date and will adopt the measurement date provisions of FAS 158 effective in 2008. Adopting the FAS 158 measurement provisions is not expected to have a material impact on the consolidated financial statements.
Stock-Based Compensation
FAS 123(R) “Share-Based Payments” requires that all share-based payments to employees, including grants of employee stock options, are to be recognized in the consolidated financial statements based on their fair values. Effective January 1, 2003, the Corporation adopted accounting for its stock-based compensation plans using the fair value recognition provisions under Canadian GAAP. Adopting the provisions of FAS 123(R) using the modified-prospective method had no significant impact on the Corporation’s consolidated financial statements.
Quantifying Misstatements in Financial Statements
SEC Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108) addresses diversity in practice in quantifying financial statement misstatements. SAB 108 requires consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 was adopted by the Corporation for the year ended December 31, 2006. The adoption of SAB 108 did not have a material impact on the Corporation’s consolidated financial statements.
Pronouncements Issued and Not Yet Adopted
Fair Value Measurements
FAS 157 “Fair Value Measurements” establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. FAS 157 is effective for the Corporation for January 1, 2008, except for certain provisions for which the FASB has delayed adoption. The Corporation is currently evaluating the impact that this standard will have on its consolidated financial statements.
Fair Value Option for Financial Assets and Financial Liabilities
FAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities” allows entities to voluntarily choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value (the “fair value option”). If the fair value option is elected for an instrument, FAS 159 specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. FAS 159 is effective for the Corporation on January 1, 2008. The Corporation is currently evaluating the impact that this standard will have on its consolidated financial statements.
Noncontrolling Interests in Consolidated Financial Statements
FAS 160 “Noncontrolling Interests in Consolidated Financial Statements” requires ownership interests in subsidiaries held by parties other than the parent company to be classified as equity in the consolidated financial statements. FAS 160 requires changes in ownership of a subsidiary to be accounted for as equity transactions, and specifies certain related disclosures. The Corporation has not yet determined whether adoption of FAS 160 will have a material impact on the consolidated financial statements.

AGRIUM INC.
Item 18 Reconciliation with United States Generally Accepted Accounting Principles
For the Years Ended December 31, 2007, 2006 and 2005
(millions of U.S. dollars, except per share amounts)
2.     PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS
The amounts recognized in other comprehensive income for the periods ending December 31, with respect to the Corporation’s defined benefit pension and post-retirement benefit plans are as follows:

2007

Net actuarial gains	12

Reduction of actuarial losses on curtailment	3

Amortization of unrecognized net actuarial losses	3

Amortization of unrecognized net past service cost	(1)

Total of amounts recognized in OCI	17

The amounts in AOCI that have not yet been recognized as components of net periodic benefit cost at December 31, are as follows:

	2007	2006

Net actuarial loss	(34)	(52)

Net prior service credit	1	2

Total unrecognized amounts reported in AOCI	(33)	(50)

The expected amortization of net actuarial loss and prior service cost in 2008 for the Corporation’s defined benefit pension and other post-retirement benefit plans is $5-million and nil, respectively. The Corporation does not expect that plan assets will be returned to the employer in 2008.
3.     ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Foreign currency		Pension and other
	translation	Fair value of	post-retirement
Accumulated other comprehensive income — U.S. GAAP	adjustment	derivatives	benefit plans	Total

CTA, December 31, 2005 (Canadian GAAP)	10	-	-	10

Unrealized gains on derivative instruments	-	29	-	29

Realized gains on derivative instruments included in inventory	-	1	-	1

Employee future benefits	-	-	(13)	(13)

AOCI, December 31, 2005, U.S. GAAP	10	30	(13)	27

CTA, December 31, 2006 (Canadian GAAP)	9	-	-	9

Adjustment to apply FAS 158	-	-	(50)	(50)

Unrealized gains on derivative instruments	-	5	-	5

Realized gains on derivative instruments included in inventory	-	1	-	1

AOCI, December 31, 2006, U.S. GAAP	9	6	(50)	(35)

AOCI, December 31, 2007, Canadian GAAP	64	24	-	88

Change in funded status, defined benefit plan	(6)	-	(33)	(39)

AOCI, December 31, 2007, U.S. GAAP	58	24	(33)	49